Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ON SEMICONDUCTOR CORPORATION

ON Semiconductor Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.    The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Section (1) of the Article “FOURTH” so that, as amended, said Section of said Article shall be and read as follows:

“FOURTH: (1) The aggregate number of shares which the Corporation shall have authority to issue is 1,250,100,000 of which 100,000 of said shares shall be par value $0.01 and shall be designated Preferred Stock, and 1,250,000,000 of said shares shall be par value $0.01 per share and shall be designated Common Stock.”

2.    That the foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3.    By amending Section (2) of the Article numbered “NINTH” so that, as amended, Section (2) of the Article “NINTH” shall be and read in its entirety as follows:

“NINTH:

…

(2) Subject to the rights of the holders of any one or more classes or series of Preferred Stock issued by the Corporation, any director, or the entire Board, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Any vacancy in the Board that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.”

4.    That the foregoing proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by approval of the Board of Directors and by the affirmative vote of stockholders of the Corporation representing not less than sixty-six and two thirds percent (66 2/3%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote, considered for purposes of this vote as a single class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation to be signed by its Executive Vice President, Chief Financial Officer, and Treasurer and attested by its Executive Vice President, General Counsel, and Secretary, who declare under penalty of perjury that the matters set forth in the foregoing Certificate of Amendment are true and correct to their knowledge, this 17th day of May, 2017.

ON SEMICONDUCTOR CORPORATION

By:	/s/ BERNARD GUTMANN
	Name:	Bernard Gutmann
	Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Attest:

By:	/s/ GEORGE H. CAVE
Name:	George H. Cave
Title:	Executive Vice President, General Counsel,
Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary